UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Schering AG
(Name of Subject Company (Issuer))
Merck Vierte Allgemeine Beteiligungsgesellschaft mbH
Merck KGaA
E. Merck oHG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(ISIN Number of Class of Securities)
American Depositary Shares
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

Not applicable	Not applicable

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Exhibit List	Description

99.1	Public ad hoc announcement by Merck KGaA not to increase its offer of EUR 77 per Schering share or ADS or pursue the tender offer previously announced, dated March 24, 2006.

The following is Amendment No. 1 to the Schedule 13D filed by Merck KGaA and E. Merck oHG on March 24, 2006, which is being filed under cover of Schedule TO as a preliminary communication made before the commencement of the tender offer because it was made available on the web site established by Merck KGaA, in accordance with German law, for the publication of information and documents in connection with its intended tender offer to acquire the shares of Schering AG. The web site can be found at http://www.merck.de.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SCHERING AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(ISIN Number)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720
Copy To:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2

1	NAMES OF REPORTING PERSONS: Merck KGaA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		9,661,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,661,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,661,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1] The calculation of the foregoing percentage is based on 190 million outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s annual report filed with the United States Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005. The actual percentage is 5.08%.

3

1	NAMES OF REPORTING PERSONS: E. Merck oHG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,661,200

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,661,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,661,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1] The calculation of the foregoing percentage is based on 190 million outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s annual report filed with the United States Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005. The actual percentage is 5.08%.

4
     This Amendment No. 1 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2006 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Schering AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
     Pursuant to the public ad hoc announcement filed by Merck KGaA, dated March 24, 2006 and filed as an exhibit hereto, Merck KGaA announced that it will not increase its offer of EUR 77 per Ordinary Share or ADS of the Company and has decided not to pursue the planned Tender Offer for the Company originally announced on March 13, 2006.
Item 7. Materials to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:
Exhibit 6      Public ad hoc announcement by Merck KGaA not to increase its offer of EUR 77 per Schering share or ADS or pursue the tender offer previously announced, dated March 24, 2006.

5
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: March 24, 2006

MERCK KGaA
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel

E. MERCK OHG
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel

Exhibit 6
Merck KGaA: Merck KGaA Will Not Increase Its Offer for Schering AG
24.03.2006, 14:18
Ad hoc announcement transmitted by DGAP — a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

Darmstadt, March 24, 2006 — Merck KGaA has announced today that it will not increase its offer of EUR 77 per Schering share or ADS (American Depositary Receipt) announced on March 13, 2006.
The Executive Board of Merck KGaA has reached the conclusion that a higher price per Schering share is not justified in the view of Merck and has therefore decided not to pursue the planned takeover of Schering.
This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft.
Important Information
The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares or american depositary shares of Schering Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.merck.de.
This is not an offer of Merck KGaA’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.
Possible purchases outside of the tender offer
Merck KGaA has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or certain of its affiliates or financial institutions on its behalf) to make purchases of shares of Schering Aktiengesellschaft outside of the offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Merck KGaA, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of

Schering Aktiengesellschaft outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.
Note regarding forward-looking statements
The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Schering Aktiengesellschaft and of Merck KGaA resulting from and following the proposed transaction. These statements are based on the current expectations of management of Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.
Steffen Müller, Tel: 0049 6151 722386
(c)DGAP 24.03.2006

language:	English
emitter:	Merck KGaA
Frankfurter Str. 250
64293 Darmstadt Deutschland
phone:	+49 (0)6151 720
fax:	+49 (0)6151 722 000
email:	investor.relations@merck.de
WWW:	www.merck.de
ISIN:	DE0006599905
WKN:	659990
indexes:	MDAX
stockmarkets: Amtlicher Markt in Frankfurt (Prime Standard), SWX; Freiverkehr in Berlin-Bremen, Hannover, München, Hamburg, Düsseldorf, Stuttgart; Foreign Exchange(s) London

End of News	DGAP News-Service